UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2018

Commission File Number: 000-55899

BANCO SANTANDER MÉXICO, S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO

(Exact Name of Registrant as Specified in Its Charter)

Avenida Prolongación Paseo de la Reforma 500

Colonia Lomas de Santa Fe

Delegación Álvaro Obregón

01219, Ciudad de México

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

BANCO SANTANDER MÉXICO, S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO

TABLE OF CONTENTS

ITEM
1.	Summary of resolutions of Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México’s Ordinary General Shareholders’ Meeting held on December 3, 2018.
2.	Summary of resolutions of Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México’s Series “B” Special Shareholders’ Meeting held on December 3, 2018.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO SANTANDER MÉXICO, S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO

By:	/s/ Hector Chávez Lopez
	Name:	Hector Chávez Lopez
	Title:	Executive Director of Investor Relations

Date: December 4, 2018

Item 1

SUMMARY OF RESOLUTIONS

BANCO SANTANDER MEXICO, S.A.,

INSTITUCION DE BANCA MÚLTIPLE,

GRUPO FINANCIERO SANTANDER MÉXICO.

ORDINARY GENERAL SHAREHOLDERS’ MEETING.

DECEMBER 3, 2018

ITEM I

Report on the composition of the Regular and Alternate members of the Board of Directors.

R E S O L U T I O N

FIRST.- “The Shareholders’ Meeting acknowledges the changes made by the Series "B" Special Shareholders' Meeting to composition of the Board of Directors of the Company, which will be as follows:

Series "F" Directors
Director	Alternate Director
D. Marcos Alejandro Martínez Gavica	D. Rodrigo Brand de Lara
D. Héctor Blas Grisi Checa	D. Ángel Rivera Congosto
D. Rodrigo Echenique Gordillo	D. Didier Mena Campos
D. Francisco Javier García-Carranza Benjumea	D. Gina Lorenza Diez Barroso Azcárraga (Alternate Independent)
D. Guillermo Güemez García	D. Juan Gallardo Thurlow
D. Guillermo Jorge Quiroz Abed	D. Eduardo Carredano Fernández
Series "B" Directors
D. Antonio Purón Mier y Terán	D. Jesús Federico Reyes Heroles González Garza
D. Fernando Benjamín Ruíz Sahagún	D. Rogelio Zambrano Lozano
D. Alberto Torrado Martínez	D. Guillermo Francisco Vogel Hinojosa
D. Joaquín Vargas Guajardo	D. María de Lourdes Melgar Palacios

ITEM II

Proposal and, if applicable, approval for the payment of a cash dividend to shareholders of the Company.

R E S O L U T I O N S

SECOND.- “The Shareholders’ Meeting approves the declaration of the payment of a cash dividend to the Shareholders of the Company procured from the account "Income from Previous years" for an amount of $4,949,000,000.00 M.N. (four thousand nine hundred forty nine million Mexican pesos), to be paid on December 28, 2018.”

THIRD.- “It is agreed that such dividend shall be paid to the Shareholders in proportion to the number of shares they own at a rate of $0.72918876010 M.N. per share, through S.D Indeval Institución para el Depósito de Valores, S.A. de C.V.”

FOURTH.- “The Shareholders’ Meeting agrees to empower Mr. Marcos Alejandro Martínez Gavica, Mr. Héctor Blas Grisi Checa, Mr. Fernando Borja Mujica, Mr. Juan Eduardo Llanos Reynoso and Ms. Rocío Erika Bulhosen Aracil so that they, jointly or individually, may carry out all the necessary steps for the publication of the Notice of the Shareholder’s Meeting to Shareholders in the newspapers “El Financiero” and “El Economista”.”

ITEM III

Designation of special delegates to formalize and carry out the resolutions adopted at the meeting.

R E S O L U T I O N

FIFTH.- “We hereby authorize Mr. Marcos Alejandro Martínez Gavica, Mr. Héctor Blas Grisi Checa, Mr. Fernando Borja Mujica and Ms. Rocío Erika Bulhosen Aracil, as Special Delegates of this Meeting so that any of them, in the name and behalf of the Company, may appear before a Notary Public of their choice to formalize as adequate the content of these Minutes and, if they consider it necessary or convenient, to prepare, subscribe and present the notices before any authority.

The Secretary and Assistant Secretary of the Board of Directors of the Company are authorized to issue simple or certified copies of these minutes as required and to make the necessary comments on the corporate books of the Company."

Item 2

SUMMARY OF RESOLUTIONS

BANCO SANTANDER MEXICO, S.A.,

INSTITUCION DE BANCA MULTIPLE,

GRUPO FINANCIERO SANTANDER MÉXICO.

SERIES "B" SPECIAL SHAREHOLDERS' MEETING

DECEMBER 3, 2018

ITEM I

Resignation, appointment and, as the case may be, ratification of the members of the Company’s Board of Directors, representing Series “B” shares and the Company’s capital stock.

RESOLUTIONS

FIRST.- “The Series "B" Special Shareholders' Meeting approves the resignation of Mr. Enrique Krauze Kleinbort as Independent Alternate Director.

It is noted the gratitude of the Company for the services he provided with great professionalism and dedication, releasing him from any liability that might have incurred in the legal performance of his position."

SECOND.- “The Series "B" Special Shareholders' Meeting approves the appointment of Mr. Rogelio Zambrano Lozano as Independent Alternate Director of the Series “B” Shares.

THIRD.- “The Series "B" Special Shareholders' Meeting approves the ratification of the rest of the representatives of this Series of shares in the Board of Directors of the Company.”

FOURTH.- “By virtue of the resolution above, the representatives of holders of the Series “B” Shares of Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México on the Board of Directors shall be the following:

Series "B" Directors
Director	Alternate Director
D. Antonio Purón Mier y Terán	D. Jesús Federico Reyes Heroles González Garza
D. Fernando Benjamín Ruíz Sahagún	D. Rogelio Zambrano Lozano
D. Alberto Torrado Martínez	D. Guillermo Francisco Vogel Hinojosa
D. Joaquín Vargas Guajardo	D. María de Lourdes Melgar Palacios

ITEM II

Appointment of special delegates to formalize and carry out the resolutions adopted at the Meeting.

RESOLUTION

FIFTH.- "The Meeting designates as Special Delegates of this Meeting Mr. Marcos Alejandro Martínez Gavica, Mr. Héctor Blas Grisi Checa, Mr. Fernando Borja Mujica and Ms. Rocío Erika Bulhosen Aracil, so that any of them, in the name and behalf of the Company, may appear before a Notary Public of their choice in order to formalize all or part of the minutes of this Meeting as considered necessary or convenient, and to carry out all other steps that may be necessary in order to comply with the resolutions adopted by the Meeting.

Likewise, the Secretary and Assistant Secretary of the Board of Directors of the Company are empowered to issue simple or certified copies of these minutes as they are requested.”